One Chase Manhattan Plaza
New York, New York 10005
T 212.859.7000

www.assurant.com

June 29, 2012

Via EDGAR

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Assurant, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Form 10-Q for Quarter Ended March 31, 2012

Filed May 2, 2012

File No. 001-31978

Dear Mr. Riedler:

Thank you for your letter, dated June 15, 2012, regarding our Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and Form 10-Q for the quarter ended March 31, 2012 (the “First Quarter Form 10-Q”). Your comments (both with respect to the First Quarter Form 10-Q) and our responses thereto are set forth below.

As discussed in more detail below, the Company agrees with the Staff that it would be appropriate to provide further disclosure relating to the matters addressed in the risk factor (the “Risk Factor”) to which the Staff refers; for the reasons discussed below, and subject to the views of the Staff, we believe such disclosures should be included in the Company’s Form 10-Q for the quarter ended June 30, 2012 (the “Second Quarter Form 10-Q”), to be filed in early August. For the convenience of the Staff, we include in our response to Comment 2, below, sample indicative disclosure responsive to the concerns expressed in the Staff’s comment letter and reflecting events that occurred subsequent to the filing of the First Quarter Form 10-Q on May 2, 2012. As discussed further below, the Company believes that an amendment to the First Quarter Form 10-Q is not necessary or appropriate on the basis of facts known to the Company at the time of its filing.

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Comment 1:

Item 1.	Legal Proceedings, page 56

1.	You state that you do not believe that the outcome of pending matters will have a material adverse effect individually or in the aggregate, on the Company’s financial position, results of operations, or cash flows. Please provide us with a detailed analysis that supports your determination that the matters described in your risk factor below do not potentially have a material adverse effect individually or in the aggregate, on the Company’s financial position, results of operations, or cash flows.

Risk Factors

“Our business is subject to risks related to litigation and regulatory actions,” page 56

Response to Comment 1:

Although the Company believed that disclosure in the First Quarter 10-Q of the matters to which the Risk Factor refers was appropriate, based upon facts known to the Company at the time of its filing, the Company did not believe at such time either that (i) such matters would have a material adverse effect, individually or in the aggregate, on the Company’s financial position, results of operations or cash flows or (ii) it would have been appropriate to determine that a loss contingency existed for which an accrual must be established. As part of its regular quarterly and annual reporting process, the Company carefully monitors and analyzes lawsuits, regulatory actions and related proceedings affecting the Company and establishes or updates accruals and related disclosures based on such monitoring and analysis. Such monitoring and analysis includes a thorough case-by-case review of evidence and legal issues that may affect the Company’s potential exposure to losses, including information obtained through the discovery process, rulings on motions, settlement discussions, rulings by other courts, arbitrators or other authorities, information from third-party sources and the Company’s experience in managing similar matters. Pursuant to Accounting Standards Codification Topic 450 (“ASC 450”), if the Company determines that a loss contingency is probable and reasonably estimable, it establishes an accrual representing the Company’s best estimate of the probable loss and, if material, discloses the matter. In these circumstances, if only a range of estimated losses can be determined, the Company accrues an amount within the range that, in the Company’s judgment, reflects the most likely outcome or, if no estimate within such range is deemed better than any other, an amount at the low end of the range. When the Company determines that a loss contingency is reasonably possible but not probable, or is probable but not reasonably quantifiable, no accrual is established, but the matter, if material, is disclosed, including an estimate or range of loss or a statement that such an estimate cannot be made. With respect to many matters, however, it is inherently difficult to determine whether any loss is probable or possible, or to estimate an amount or range of any loss. In such cases, disclosure of such an amount or range is not required.

Applying the foregoing procedures to the matters addressed in the Risk Factor, at the time of the filing of the First Quarter Form 10-Q, the Company was unable to predict the likelihood or amount of any possible related losses or state a potential range of loss exposure and did not have a belief that such matters would have a material adverse effect, individually or in the aggregate, on the Company’s financial position, results of operations or cash flows. Based upon information currently available to the Company, we would not establish an accrual at the time of filing of the Second Quarter Form 10-Q. With respect to the requests from the New York Department of Financial Services (the “DFS”) in connection with the Company’s lender-placed insurance business, the Company determined that disclosure was appropriate and therefore reported in the First Quarter Form 10-Q the receipt of a subpoena requesting certain information, the participation of Company witnesses in related depositions, the receipt of an additional request for information relating to the lender-placed insurance business and the receipt of a request to testify at a related public hearing of the DFS. On the basis of the information then in its possession, the Company had no basis at the time of the filing of the First Quarter Form 10-Q to conclude that a loss was at least reasonably possible or to estimate the range of any potential loss. With respect to the Company’s discussions with the California State Department of Insurance (the “California DOI”) concerning lender-placed insurance premium rates, the Company also determined that disclosure was appropriate and therefore disclosed in the Risk Factor the fact of such discussions, its refiling of proposed rates and the fact that new rates would affect policies accounting for approximately half of Assurant Specialty Property’s California net earned premiums. The Company notes that such discussions concern an ordinary course denial of a rate filing not involving litigation; such rate filing denial is an event to which a loss range disclosure requirement under ASC 450 does not apply. This circumstance does not suggest that an asset may be impaired or that a loss may be incurred. Finally, we note that all other litigation involving the Company as of the time of filing of the First Quarter Form 10-Q was in the ordinary course and not subject to disclosure under ASC 450.

The Company therefore respectfully affirms its belief that the disclosures under Part II, Item 1. Legal Proceedings, in the First Quarter Form 10-Q fully complied, at the time of its filing, with applicable accounting guidance and Item 103 of Regulation S-K, including with respect to the matters described in the risk factor cited in Comments 1 and 2, and that such matters, in the Company’s view, did not constitute loss contingencies under ASC 450 at the time of the filing of the First Quarter Form 10-Q.

Comment 2:

2.	Please expand your risk factor in an amended Form 10-Q to quantify the amount and percentage of total revenues and net income that each of the following accounted for during the quarter ended March 31, 2012 and your fiscal year ended December 31, 2011:

•	lender placed insurance;

•	lender placed insurance regulated by the New York Department of Financial Services; and

•	lender place[d] insurance regulated by the California State Department of Insurance.

Response to Comment 2:

For the reasons stated in the response to Comment 1, above, the Company respectfully affirms its belief that the disclosures contained in its First Quarter Form 10-Q, as of the date of its filing, fully complied with all applicable rules and requirements of the Commission, including with respect to the matters relating to lender-placed insurance included in Comment 2, above.

Nevertheless, since the date of the First Quarter Form 10-Q filing, there have been certain developments with respect to the DFS matter discussed above that the Company believes are appropriate to disclose in an updated Risk Factor in the Company’s Second Quarter Form 10-Q, to be filed in early August. Specifically, on May 17, 2012, the Company participated in public hearings concerning its lender-placed insurance products conducted by the DFS; thereafter, the Company was served with an order by the DFS requiring it, by July 6, 2012, to propose and justify amended rates for its lender-placed insurance products sold in the State of New York. The Company is currently in the process of preparing a response to such order. In light of such developments in New York and the Company’s intention to make the related disclosures discussed below in its Second Quarter Form 10-Q, the Company also believes that it would be appropriate to include in such filing updated disclosure with respect to the rate filing matter before the California DOI.

The Company therefore advises the Staff that it will include in the Second Quarter Form 10-Q disclosure relating to the subsequent developments discussed in the preceding paragraph and any updates thereto, as well as, in response to the Staff’s comments, a quantification of the revenues derived from the sale of lender-placed insurance products subject to the current rate reviews in the States of New York and California, a disclosure of the risk that other states and jurisdictions may take actions resembling those of New York and California with respect to lender-placed products, and any other material related items or transactions. (Please note that because the Company does not allocate items such as net investment income and general and administrative expenses to the state product level, we are unable to disclose the net income derived from lender-placed insurance products in total or in the States of New York and California without making significant allocation assumptions). In addition, insofar as such developments could constitute “known trends and uncertainties” within the meaning of Item 303(a)(3)(ii) of Regulation S-K, the Company will include additional disclosure concerning issues relating to lender-placed insurance products in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

For the convenience of the Staff, the Company provides the following indicative sample disclosure relating to the foregoing matters, subject to revision and completion by the Company as of the time of filing of the Second Quarter Form 10-Q:

“The Company participated in public hearings conducted by the New York Department of Financial Services (the “DFS”) on May 17, 2012 and was subsequently served with a June 8, 2012 order by the DFS requiring the Company to propose and justify amended rates for its lender-placed insurance products sold in the State of New York by July 6, 2012. The Company has submitted a response to the order and is engaged in discussions with the DFS to determine appropriate changes to the existing lender-placed insurance program in the State of New York. Proposed submitted changes to the program would affect annual lender placed hazard and real estate owned policies issued in the State of New York, which accounted for approximately $63 million and $XX million of Assurant Specialty Property’s net earned premiums for the full year 2011 and six months ended June 30, 2012, respectively.

“In addition, the Company refiled proposed rates for lender-placed homeowners insurance products with the California State Department of Insurance (the “California DOI”). The Company submitted a proposed 18% rate decrease, which has not yet been approved by the California DOI. The new rates would affect annual lender-placed hazard and real estate owned policies issued in the State of California which accounted for approximately $123 million and $XX million of Assurant Specialty Property’s net earned premiums for the full year 2011 and six months ended June 30, 2012, respectively.

“The Company files rates with the state departments of insurance in the ordinary course of business. Over the last year the Company has experienced an increase in the number of inquiries from departments of insurance and other regulators regarding our lender-placed insurance products. Because assumptions used in rate filings vary by state as a result of differing regulatory requirements, expected loss experience and catastrophe exposure, the results of such reviews may vary widely. It is possible that other state departments of insurance and regulatory authorities may choose to initiate or continue to review the appropriateness of the Company’s premium rates for its lender-placed insurance products. If in the aggregate such reviews lead to significant decreases in premium rates for the Company’s lender-placed insurance products, our results of operations could be materially adversely affected.

“As disclosed in the Form 10-K, Assurant Specialty Property’s business strategy is to pursue long-term growth in lender-placed homeowners insurance, and adjacent markets with similar characteristics, such as lender-placed flood insurance, lender-placed mobile home and renters insurance. The majority of Assurant Specialty Property’s premiums for the full year 2011 and the six months ended June 30, 2012 were from lender-placed insurance products.”

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or wish to discuss any of our responses, please contact me at (212) 859-7191, John Sondej, the Company’s Controller and Principal Accounting Officer, at (212) 859-7209, or Stephen Gauster, the Company’s Chief Corporate Counsel, at (212) 859-7025.

Very truly yours,

/s/ Michael J. Peninger Michael J. Peninger

Executive Vice President and Chief Financial Officer

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